TRANSACTION IN OWN SHARES

UNILEVER PLC

Released 18:02:14 29 November 2022

RNS Number : 9938H
Unilever PLC
29 November 2022

TRANSACTIONS IN OWN SECURITIES

29 November 2022

Unilever PLC (the "**Company**") announces today that it has purchased the following number of its ordinary shares on the London Stock Exchange from Morgan Stanley & Co. International plc ("**the Broker**"). The repurchased shares will be held in treasury.

Ordinary Shares

Date of purchases:	29 November 2022
Number of ordinary shares purchased:	127
Highest price paid per share:	GBp 4,135.0000
Lowest price paid per share:	GBp 4,135.0000
Volume weighted average price paid per share:	GBp 4,135.0000

Such purchases form part of the Company's existing share buy-back programme and were effected pursuant to the instructions issued to the Broker by the Company on 6 September 2022, as announced on that date.

Following the purchase of these shares, Unilever holds 94,234,342 of its ordinary shares in treasury and has 2,535,009,430 ordinary shares in issue (excluding treasury shares).

Aggregated information

Trading venue	**Volume weighted average price (GBp)**	**Aggregated volume**
LSE	4,135.0000	127
BATS	-	-
Chi-X	-	-
Turquoise	-	-
Aquis	-	-

Media Enquires:
Please contact the Unilever Press Office at: Press-Office.London@Unilever.com

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), a full breakdown of the individual trades made by the Broker on behalf of the Company as part of the buy-back programme is detailed below:

Quantity bought	Price (GBp)	Trading Venue	Time
127	4,135.0000	XLON	15:46:24

END

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